Exhibit 10.31

October 21, 2005

Mr. James Fleming
2229 Old Brooke Lane
Dunwoody, GA 30338

Dear Jim:

Thanks so much for taking the time to visit with us in Milwaukee. This letter will confirm our offer of employment to you, with the specifics as follows:

Position: Your title will initially be Executive Vice President. Your title will become Executive Vice President and General Counsel upon retirement of the Company's current Executive Vice President and General Counsel. This change is expected to occur no later than January 1, 2007.

Base Salary: Your base salary will be established at an annual rate of $400,000, payable in accordance with the Company's regular payroll practices. Your base salary is subject to periodic review at the same time as the base salaries of other senior officers, and will be adjusted as the Compensation Committee of the board deems appropriate.

Incentive Opportunity: You will be eligible to participate in the Company's Short-Term Performance Plan (STPP), which provides an opportunity to earn an annual cash bonus. Your target award will be 70% of your annual base salary and your maximum award will be 140% of your annual base salary, subject to adjustment as permitted under the STPP. Target and maximum awards for subsequent performance years shall be established by the Compensation Committee pursuant to the STPP.

Signing Bonus: You will receive a special lump sum signing bonus of $150,000 to be paid on the first regular payroll after you begin employment with the Company.

Restricted Stock: You will receive a one-time restricted stock award of 2,500 shares effective as of the date you begin employment, subject to Compensation Committee approval. The stock will vest at the rate of 20% per year of service with the Company with 100% vesting upon your death or disability while you are employed by the Company. The stock award will be subject to such other terms, conditions and restrictions as are established by the Compensation Committee pursuant to the Omnibus Stock Incentive Plan and separately set forth in writing. Acceptance of the standard written terms shall be a condition to the foregoing grant.

Equity Based Incentives: You will be eligible to receive equity based incentives under comparable terms, and at such times, as such awards are made to other senior executives of the Company under the Omnibus Stock Incentive Plan and/or the Performance Unit Plan. In general, nonqualified stock options granted to senior executives vest after three years, subject to early termination or accelerated vesting upon certain events.

As an illustration, based on the Compensation Committee's method of awarding equity based compensation in 2005, I anticipate that you would have received a non-qualified stock option covering 130,000 shares of Company stock and 14,500 performance stock units. As you know, any equity-based awards are subject to approval of, and terms established by, the Compensation Committee of the Board of Directors and the method of delivering the compensation may change from time to time.

In general, performance stock units granted under the Performance Unit Plan vest at the end of a three-year performance cycle. The amount of units that vest is determined by the Company's total shareholder return measured against results for an established peer group. Currently, the maximum number of units that could vest is 190% of the initial award. Under the Performance Unit Plan, there is also the possibility that no units will vest. During the performance period for performance stock units, dividend equivalents are paid in cash to the participant each quarter.

Pension Benefits: You will participate in the Company's tax-qualified defined benefit pension plan, the Retirement Account Plan (RAP), subject to its terms and conditions. Under this plan, the Company makes contributions on an annual basis to an account in your name. The annual benefit credit is at least five percent of your base salary (up to IRS limits) with an opportunity to increase to seven percent based on Company performance, as determined by the Employee Benefits Committee. Under the plan, the account is credited with interest on an annual basis. The plan provides a guaranteed minimum of 4% interest. Additional interest equal to 75% of the pension fund earnings in excess of 4% is also credited to your account.

As a tax-qualified plan, the RAP can only recognize income up to the IRS limits. The Company maintains the Supplemental Executive Retirement Plan (SERP) that recognizes compensation in excess of the IRS limits. You will be eligible for Supplemental Pension Benefit A under the SERP, subject to the terms and conditions of the SERP, which will make you whole on any pension amounts you would have received had your compensation been recognized under the RAP.

The Company will also provide a special supplemental pension to keep you whole for pension benefits you would have expected to receive with your current employer. The account will be credited with a minimum of $80,000 annually. The Company will contribute up to an additional $40,000 annually based on performance against Company goals, as determined by the Compensation Committee. Amounts credited to this account will receive interest earnings as if it had been credited to the RAP. Your interest in the balance in this account will vest at the earlier of 5 years from the date you commence employment or at age 65. In the event of your death or disability while an employee, the then current balance will immediately vest. The timing and form of payment of this benefit will be pursuant to the terms of the SERP.

Severance Benefits: In the event of certain terminations following Change in Control of the Company, you will be eligible for a severance benefit commensurate with the Change in Control severance benefits provided to other Executive Vice Presidents of the Company.

Vacation: Your vacation allowance will be equal to the number of days provided by your current employer.

Relocation: You will be eligible for comprehensive relocation benefits commensurate with those provided to Executive Vice Presidents of the Company.

In addition to the benefits mentioned above, you will be eligible for an executive financial planning benefit, executive life insurance and executive annual physical benefit on a basis commensurate with other Executive Vice Presidents of the Company. You will also be eligible to participate in all other health and welfare benefits generally made available to employees of the Company including medical and dental insurance and a 401(k) plan.

Nothing in this letter shall preclude the Company from amending or terminating any of the plans or programs applicable to senior executives of the Company.

Jim, I look forward to a positive response and to you joining us during the first week of January. If you have any questions, please don't hesitate to call me at 414-221-    .

Sincerely,

/s/ Gale E. Klappa

Gale E. Klappa
Chairman, President and Chief Executive Officer

Accepted: /s/ James C. Fleming

Date: 11/23/05